SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Further to the its announcements on October 20, 2015 and November 5, 2015 regarding an urgent motion filed against its ultimate controlling shareholder (through direct and indirect holdings) Israel 18 BV ("Israel 18"), G. Willi-Food International Ltd. (the "Company") announced today that it received notice from Israel 18 that on December 27, 2015 the District Court of Haifa, Israel 18 approved the following:

1.	The dismissal of the motion for the appointment of liquidators for Israel 18.

2.	The withdrawal S.G. Textile Holdings Ltd. and Z. Birinboim Holdings Ltd. from the request to liquidate Israel 18 and order the elimination of the request for liquidation.

In addition, the Company announced today that it has received the following additional information from B.G.I. Investments (1961) Ltd. ("BGI"), its ultimate controlling shareholder:

On December 24, 2015, Arnon Giltzer, Adv. (the "Trustee"), who to the best of BGI's knowledge, holds in trust 24,909,603 shares of BGI (the "Shares") owned by Israel 18, the controlling shareholder of BGI, as a security in connection with a share purchase agreement for shares of B.S.D Crown Ltd., BGI's subsidiary, has filed a letter with the Tel Aviv Stock Exchange alleging that because Israel 18 purportedly breached its obligations towards Mr. Naftali Shani, Olamic Holdings NV, and others (the "Beneficiaries"), ownership of the Shares has been transferred, with Israel 18's consent, to the Trustee to be held for the benefit of the Beneficiaries.

In response to the letter, Israel 18 notified BGI that, among other things, the Beneficiaries do not have ownership rights to the Shares, but rather have rights to certain pledges placed on the Shares in which they have not taken the requisite steps to exercise. Consequently, Israel 18 remains the owner of the Shares.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Chief Financial Officer

Date: December 28, 2015